Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-4) of Ingersoll-Rand Company Limited pertaining to the registration of shares of its Class A common stock to be issued in its acquisition of Trane Inc. and the related proxy statement/prospectus included therein, and to the incorporation by reference therein of our reports dated February 14, 2008, with respect to the consolidated financial statements and schedules of Trane Inc. and the effectiveness of internal control over financial reporting of Trane Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2007, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

March 3, 2008